

November 3, 2010

James Roszel
President
Oldwebsites.com, Inc.
P.O. Box 58228
Salt Lake City, Utah 84158

     Re: Oldwebsites.com, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Forms 10-Q for the Fiscal Quarters Ended March 31 and June 30, 2010
           File No. 000-52546

Dear Mr. Roszel:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Controls and Procedures

Evaluation of Disclosure Controls

1.   It appears that your conclusion regarding the effectiveness of your disclosure controls and procedures has been presented under the caption "Management's Report on Internal Control over Financial Reporting." Please note that these represent two distinct types of controls requiring independent assessments and disclosures pursuant to Items 307 and 308 of Regulation S-K, respectively. Please clarify your conclusion as to the effectiveness of disclosure controls and procedures and revise your disclosure in future filings to provide each conclusion in the appropriate section.

James Roszel
Oldwebsites.com, Inc.
November 3, 2010
Page 2

Management's Report on Internal Control over Financial Reporting, page 13

2.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2009. Rather, it appears that your CEO and CFO assessed and concluded on the effectiveness of your disclosure controls based on a "disclosure controls evaluation."

        If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

        In performing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

3.   In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2009 and revise your disclosure as appropriate.

Exhibits 31.1 and 31.2

4.   We note that the certifications filed under Item 601(b)(31)(i) of Regulation S-K do not conform to the specific form and content required by the Item. In this regard, please revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31)(i).

Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010

Controls and Procedures

Evaluation of Disclosure Controls, page 11

5.   Please revise to provide your certifying officers' conclusions as to the effectiveness of your disclosure controls and procedures in this section. While we note that you appear to have provided a conclusion of this type on page 12 under the heading of Management's Report on Internal Control over Financial Reporting, no such Report is required in reports filed on Form 10-Q. Please note that these represent two distinct types of controls requiring independent assessments and disclosures pursuant to Items 307 and 308 of Regulation S-K, respectively.

Exhibits 31.1 and 31.2

6.   We note that the certifications filed under Item 601(b)(31)(i) of Regulation S-K do not conform to the specific form and content required by the Item. In this regard, please revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31)(i).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief